UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

(Check one):

[X] Form 10-K [   ] Form 20-F [   ] Form 11-K [   ] Form 10-Q [   ] Form 10-D [   ] Form N-CE [   ] Form N-CSR

For Period Ended: December 31, 2020

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended: __________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

THERAPEUTIC SOLUTIONS INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

701 Wild Rose Lane
Address of Principal Executive Office (Street and Number)

Elk City, Idaho 83525
City, State and Zip Code

SEC 1344 (06-19)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Due to continued delays caused by COVID-19 that continue to cause severe disruptions in transportation and limited access to the Company’s facilities resulting in limited support from its staff and professional advisors, and the failure of a server housing the Company’s financial records, the Company is unable to file its annual report on Form 10-K for the period ended December 31, 2020 within the prescribed time period due to its difficulty in completing and obtaining required financial and other information without unreasonable effort and expense. The 10-K will be ﬁled on or before the ﬁfteenth calendar day following the extended due date not falling on a holiday or weekend, which would be April 15, 2021.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notiﬁcation

Timothy G. Dixon, CEO	760	295-7208
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). Yes [X] No [   ]

(3)Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? Yes [   ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THERAPEUTIC SOLUTIONS INTERNTATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2021	By:	Timothy G. Dixon, CEO

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).